UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

0-10030

(Commission File Number)

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 30, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

APPLE COMPUTER, INC.
Full Name of Registrant

N/A
Former Name if Applicable

1 Infinite Loop
Address of Principal Executive Office (Street and Number)

Cupertino, CA 95014
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On October 4, 2006, Apple Computer, Inc. (Apple or the Company) announced that the special committee of its board of directors had reported its findings after a three month investigation into Apple’s historical stock option practices.  Apple initiated this voluntary independent investigation after a management review discovered irregularities in past stock option grants.

The Company and its independent auditors are reviewing the findings of the independent investigation and recent accounting guidance published by the SEC.  As a result of these reviews, management has concluded, and the audit committee agrees, that Apple will need to restate its historical financial statements to record non-cash charges for compensation expense relating to past stock option grants. The Company is in the process of finalizing its conclusions regarding the amount of such charges, the resulting tax and accounting impact, and which periods require restatement.  Consequently, Apple was unable to file its Form 10-K for the year ended September 30, 2006 by the required filing date of December 14, 2006.  The Company currently anticipates that the Form 10-K will be filed on or before the 15th calendar day following the prescribed due date according to Rule 12b-25, together with its Form 10-Q for the quarter ended July 1, 2006.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Peter Oppenheimer	(408)	996-1010
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☐ Yes    ☒ No

	The Company has not filed its Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2006.
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes    ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As indicated in Apple’s release of preliminary fourth quarter financial results, furnished to the SEC in a Form 8-K on October 18, 2006, the Company anticipates that its reported revenue, expenses and earnings for the fourth fiscal quarter and fiscal year ended September 30, 2006 will be significantly greater than its revenue, expenses, and earnings for the fourth fiscal quarter and fiscal year ended September 24, 2005 due to the significant growth of the Company’s business. However, these preliminary results are subject to adjustment as a result of a restatement of historical results to record non-cash charges for compensation expense relating to past stock option grants. The Company anticipates filing its Form 10-K for the fiscal year ended September 30, 2006 and its Form 10-Q for the fiscal quarter ended July 1, 2006 by December 29, 2006.  If the Company is unable to file the Form 10-Q and Form 10-K by December 29, 2006, it intends to seek an additional extension of time from the Nasdaq Listing Qualifications Panel.

APPLE COMPUTER, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 14, 2006	By	/s/ Peter Oppenheimer
Peter Oppenheimer
Senior Vice President and
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).